PARADIGM GROUP, L.L.C.
SUPPLEMENTAL TERM SHEET
XML GLOBAL TECHNOLOGIES, INC. ("XMLG")
COMMON STOCK
WITH DETACHABLE WARRANTS
Seller:	XML Global Technologies, Inc. ("XMLG").
Issue:	20,000,000 shares of XMLG Common Stock and 20,000,000 Detachable Warrants ("Warrants") exercisable into shares of XMLG Common Stock.
Offering Amount:

$200,000 (the "Investment Amount"), transformed from, and substituted for that remaining obligation pursuant to the August 23, 2002 Common Stock and Warrant Purchase Agreement as revised January 29, 2003.

Use of Proceeds:	The proceeds will be used for general working capital purposes, none of which will be used to repay existing indebtedness, or other obligations to any insider.
Closing Date:

April 10, 2003. The Investment Amount will be paid to XMLG in three tranches, $25,000 at Closing, $50,000 April 30, 2003, and $25,000 upon written demand by XML Global but no earlier than May 15, 2003. Thereafter, the balance of $100,000 will be made as needed for XMLG's business operations, as jointly determined by the Board of Directors of XML Global.

Warrant Warrants:

Purchaser will be issued Warrants exercisable into such number of shares of Common Stock as is equal to the number of shares of Common Stock to be issued as a result of this offering, exercisable at 6.5 cents per share. Such shares into which the Warrants are exercisable will have piggyback registration rights.

Warrant Term	All Unexercised Warrants will expire December 31, 2004 ("Warrant Expiration Date").
Placement Compensation Conditions:

Upon each applicable funding, the placement agent selected by Paradigm Group, L.L.C., or its designees, will receive at each Closing: cash compensation equal to nine percent (9%) of the total amount raised pursuant to such Closing.

A flat non-accountable expense allowance to cover legal, escrow fees and miscellaneous costs, of $5,000 applicable to the total Investment Amount.

Paradigm Group, L.L.C., or its designees, agree that all of the foregoing compensation and expense allowances will be taken in kind, pursuant to the same terms and conditions as that of an investment herein, for a like amount.

In addition, the placement agent, or its designees, will receive Warrants exercisable into such number of shares of Common Stock as is equal to 5% of the dollar amount raised pursuant to the same terms and conditions as that of an investment herein. Such Warrants will expire December 31, 2004. At the holder's option, the exercise may be cashless. The Common Stock into which the Warrants are exercisable will have piggyback registration rights, and will be transferable, subject to underwriter's cutback.

Registration:

XMLG will use reasonable efforts to within thirty days following the completion or termination of any potential Material Event or as soon as possible, prepare and file a registration statement, to register a sufficient number of shares of Common Stock to accommodate the maximum number of shares to be issued as a result of this transaction, plus to accommodate the maximum number of shares to be issued relative to the January 29, 2003, Agreement by and between XMLG, xFormity, Inc., and Paradigm Group II, LLC, and to accommodate the maximum number of shares to be issued relative to the January 29, 2003, Agreement, by and between XMLG, Paradigm Group II, LLC, and Paradigm Millennium Fund, L.P, and to accommodate the maximum number of shares to be issued relative to the August 2002, Agreement, between Paradigm Millennium Fund, L.P, and XMLG.

Board Seat:	XMLG will appoint Javier Saade to the Board of Directors.
/s/ Sheldon Drobny Sheldon Drobny, Managing Director
Please execute below to evidence your acquiescence to the foregoing terms and conditions of our relationship.
/s/ Peter Shandro XML Global Technologies, Inc. Peter Shandro